EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Successor	Predecessor
	Six Months Ended
	June 30,
	2006	2005
Income (loss) before income taxes and minority interest	$(5,751)	$190,033
Interest expense	440,331	228,907
Portion of rent estimated to represent the interest factor	71,144	64,498
Earnings before income taxes, minority interest and fixed charges	$505,724	$483,438
Interest expense (including capitalized interest)	$443,739	$229,967
Portion of rent estimated to represent the interest factor	71,144	64,498
Fixed charges	$514,883	$294,465
Ratio of earnings to fixed charges	(a)	1.6

(a)                                 Earnings before income taxes, minority interest and fixed charges for the six months ended June 30, 2006 were inadequate to cover fixed charges by $9.2 million.